

March 28, 2014

Via E-mail
Matthew Veal
Chief Financial Officer
Hangover Joe's Holding Corporation
9457 S. University #349
Highlands Ranch, CO 80126

      Re: Hangover Joe's Holding Corporation
              Preliminary Information Statement on Schedule 14C
              Filed March 21, 2014
              File No. 000-52533

Dear Mr. Veal:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our comment letter dated February 14, 2014. Please confirm that the appropriate Form Ds were filed in conjunction with the TCA transaction, the transaction involving the issuance of Series C Preferred Stock, the JMJ Financial transaction and the Asher Enterprises transaction or otherwise advise. In addition, we also note the prior securities transaction involving the issuance of the Series A Preferred Stock and any subsequent conversion of the Series A Preferred Stock to common stock. If appropriate, please advise us of the exemptions claimed and the facts relied upon to make the exemptions available for each of these transactions.

Stock Ownership of Management and Principal Stockholders, page 5

2.   We note your response to comment 1 of our comment letter dated February 14, 2014. Please revise your beneficial ownership table, as appropriate, to reflect the shares held by Mr. Gilstrap. Please refer to Item 403(a) of Regulation S-K. In addition, please also revise to identify Mr. Adamson as an officer of the company and to include his shares in the total shares owned by the officers and directors as a group or advise why you believe you are not required to do so. Please refer to Item 403(b) of Regulation S-K.

Amendment of the Certificate of Incorporation to Increase of Authorized. . . , page 6

3.   We note your response to comment 3 of our comment letter dated February 14, 2014. If accurate, please revise your disclosure to clarify that the additional authorized shares will not be issued in connection with the conversion of Series A Preferred Stock outstanding, the TCA transaction or the transaction referenced on page 3 wherein you issued shares of Series C Preferred Stock. Please also include the disclosure required by Items 12(b) and 12(d) of Schedule 14A or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Stephen M. Fleming (Via E-mail)